RELIANCE Natural Resources
Anil Dhirubhai Ambani Group



**Reliance Natural Resources Limited**
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

26th April, 2007

**Exemption No : 82-35009**

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA



Dear Mr. Dudek

Sub : **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

| Sr.No. | Particulars |
|---|---|
| 1. | Letters dated 26th April, 2007 making disclosure under Regulation 8(3) of the Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997 |

Copies of the above letters are enclosed herewith for information and records.



Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Copy to: Mr. Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE Natural Resources

**Reliance Natural Resources Limited**
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

26th April, 2007

The Manager, DCS - CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Tel. No. 2272 2375/1121/1122
Fax No : 2272 2037/2039/2041/2061/3719
BSE Scrip Code: 532709

Dear Sir

**Sub.: Disclosure under Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997**

In compliance with Regulation 8(3) of the Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997, we are enclosing, the information about persons holding more than 15% shares or voting rights and of promoters / persons having control of over the Company, together with persons acting in concert (PAC) with them as on 31st March 2007.

Kindly take the same on record.

Yours faithfully,

Ashish Karyekar
Dy. Company Secretary

Encl.: As above

Reliance Natural Resources

**Reliance Natural Resources Limited**
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

26th April, 2007

Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Tel. No. 2659 8235/36, 2659 8100/14
Fax No : 2659 8237 / 38
NSE Code: RNRL

Dear Sir

**Sub.: Disclosure under Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997**

In compliance with Regulation 8(3) of the Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997, we are enclosing, the information about persons holding more than 15% shares or voting rights and of promoters / persons having control of over the Company, together with persons acting in concert (PAC) with them as on 31st March 2007.

Kindly take the same on record.

Yours faithfully,

Ashish Karyekar
Dy. Company Secretary

Encl.: As above

**DISCLOSURE OF DETAILS OF SHAREHOLDING BY TARGET/REPORTING COMPANY TO STOCK EXCHANGES, IN TERMS OF REGULATION 8(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES & TAKEOVERS) REGULATIONS, 1997**

| | |
|---|---|
| Name of the Target (Reporting) Company : | Reliance Natural *Resources* Limited |
| Date of Reporting : | March 31 2007 |
| Names of Stock Exchanges where the shares of the Reporting Company are listed : | Bombay Stock Exchange Limited<br>National Stock Exchange of India Limited |
| GDR's of the Company are listed on . | Luxembourg Stock Exchange |

**(I) Information about persons holding more than 15% shares or voting rights (VR's) in terms of Regulation 8(2)**

| Names of persons holding more than 15% shares or voting rights | Details of shareholding / voting rights (in Number and %) of persons mentioned at (I) as informed under Regulation 8(1) to Target Company | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | As on March 31 2007 | | As on March 31 2006 | | Changes, if any between (A) & (B) | As on Record date for dividend for 2006-2007 | | As on Record date for dividend for 2005-2006 | | Changes, if any between (D) & (E) | |
| Names | No. of shares | % | No. of shares | % | Rs. | Rs. | % | Rs. | % | Rs. | % |
| | A | | B | | C | D | | E | | | |
| NIL | NIL | NIL | NIL | NIL | NIL | NIL | NIL | NIL | NIL | NIL | NIL |
| | | | | | | | | | | | |

**(II) Information about Promoter(s) or every person having control over a company and also persons acting in concert with him in terms of Regulation 8(2)**

| Names of the Promoter(s) / person(s) having control / persons acting in concert | Shareholding / Voting Rights (in Number and %) of persons mentioned at (II) as informed to the target company under Regulatic | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | As on March 31 2007 | | As on March 31 2006 | | Changes, if any between (A) & (B) | | As on Record date for dividend for 2006-2007 | As on Record date for dividend for 2005-2006 | Changes, if any between (D) & (E) |
| | No. of shares | % | No. of shares | % | No. of shares | % | | | |
| | A | | B | | C | | D | E | F |
| 1. Anadha Enterprise Private Limited | 0 | 0 | 270,292,782* | 22.10 | -270,292,782 | -22.10 | | | |
| 2. Bhavan Merchantile Private Limited | 0 | 0 | 177,372,835* | 14.50 | -177,372,835 | -14.50 | | | |
| 3. AAA Power Systems (Global) Private Limited | 698,241,254* | 47.40 | 0 | 0.00 | 698,241,254 | 47.40 | | | |
| 4. Shri Anil D. Ambani | 1,859,171 | 0.13 | 1,859,271 | 0.15 | -100 | -0.02 | | | |
| 5. Smt. Tina A. Ambani | 1,650,832 | 0.11 | 1,650,832 | 0.13 | 0 | -0.02 | | | |
| 6. Master Jaianmol A. Ambani (through father and natural guardian Shri Anil D. Ambani) | 1,669,759 | 0.11 | 1,669,759 | 0.14 | 0 | -0.03 | | | |
| 7. Master Jaianshul A. Ambani (through father and natural guardian Shri Anil D. Ambani) | 100 | 0 | 0 | 0 | 100 | 0 | | | |
| 8. Smt Kokila D. Ambani | 3,665,227 | 0.25 | 3,665,227 | 0.30 | 0 | -0.05 | | | |
| 9. AAA Global Business Enterprises Private Ltd. | 0 | 0 | 11,529,001 | 0.94 | -11,529,001 | -0.94 | | | |
| 10. Reliance Innoventures Private Limited (post-merger of AAA Global Business Enterprises Private Ltd. into Reliance Innoventures Ltd.) | 11,529,001 | 0.78 | 0 | 0 | 11,529,001 | 0.78 | | | |
| 11. Hansdhwani Trading Company Private Limited | 40 | 0 | 0 | 0 | 40 | 0 | | | |
| 12. Reliance Capital Limited | 16,492,758 | 1.12 | 16,493,158 | 1.35 | -400 | -0.23 | | | |
| 13. Sonata Investments Limited | 500,000 | 0.03 | 0 | 0 | 500,000 | 0.03 | | | |
| Total | 735,608,142 | 49.93 | 484,532,865 | 39.61 | 251,075,277 | 10.32 | | | |

* Transfer of 44,82,41,254 shares from Anadha Enterprise Private Limited and Bhavan Merchantile Private Limited to AAA Power Systems (Global) Private Limited pursuant to the Scheme of Arrangement sanctioned by the High Court of Bombay vide order dated 4th August, 2006.

For Reliance Natural Resources Limited

Ashish Karyekar
Dy. Company Secretary

Place: Mumbai

Date: 26th April 2007